Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

November 9, 2020

By EDGAR

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Sergio Chinos Asia Timmons-Pierce Effie Simpson Martin James

Re:	Kensington Capital Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed October 23, 2020 File No. 333-248930

Ladies and Gentlemen:

On behalf of our client, Kensington Capital Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated November 6, 2020 addressed to the Company with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in Amendment No. 3.

Form S-4/A filed October 23, 2020

Ownership of New QuantumScape After the Closing, page 32

1.

We note your response to comment 13 and reissue our comment. Disclosure provided states that current holders of QuantumScape will receive 140,130,613 shares of New QuantumScape Class A Common Stock and 157,511,179 shares of New QuantumScape Class B Common Stock, far below the number of shares being registered. Please revise your assumptions here to account for the remaining shares to be issued in the future. Please clarify the number of Class A Common Stock and Class B Common Stock that are issuable, or subject to options or other equity-based awards that are to be assumed. Please also disclose the ownership percentage and voting percentage of the public shareholders assuming these shares are issued. Please consider updating your related risk factor and the fee table.

The Company has revised the disclosure on pages 10, 11, 32, 66, 67 and 77 in response to the Staff’s comment.

We may issue additional common stock or preferred stock to complete, page 65

2.

We note your disclosure that the Existing Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of Kensington Class A Common Stock, 10,000,000 shares of Kensington Class B Common Stock and 1,000,000 shares of preferred stock. Please revise to reflect the number of securities that will be authorized under the amended and restated certificate of incorporation. Please clearly disclose that future issuance of Class B Common Stock will be dilutive to shareholders.

The Company has revised the disclosure on pages 66 and 67 in response to the Staff’s comment.

Certain QuantumScape Projected Financial Information, page 99

3.	Please ensure that all graphs and charts are legible.

The Company has ensured that the graphs and charts on page 102 are legible in response to the Staff’s comment.

Certain U.S. Federal Income Tax Consequences, page 124

4.

We note that you intend for the transaction to qualify as a reorganization under Section 368 of the Code, please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

The Company has revised the disclosure on pages 129 and 130 in response to the Staff’s comment.

Kensington Capital Acquisition Corp

Notes to Unaudited Condensed Financial Statements

Note 8-Subsequent Events, page F-80

5.	Please revise your disclosures relating to the October 2, 2020 putative class action lawsuit to indicate the damages or remedies sought by the plaintiffs, including the amount of any money damages, attorney and expert fees, and other expenses sought, in order to assist investors to better understand the company’s exposure. To the extent possible, disclose an estimate of the range of loss, or include a statement that such an estimate cannot be made. Refer to ASC 450-20-50-9 and PCAOB Auditing Standard 4101 (AU 711).

The Company has revised the disclosure on page F-80 and filed an updated version of Exhibit 8.1 in response to the Staff’s comment.

Exhibit 5.1, page II-3

6.	Please have counsel revise its opinion to refer to the number of Class A Common Stock and Class B Common Stock being registered.

The Company had counsel revise its opinion to refer to the number of shares of Class A Common Stock and Class B Common Stock being registered in Exhibit 5.1.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6454.

Very truly yours,

/s/ Charles A. Samuelson

Charles A. Samuelson

cc:	Justin Mirro Chairman and Chief Executive Officer Kensington Capital Acquisition Corp.

Michael Danaher, Mark Baudler Wilson Sonsini Goodrich & Rosati, P.C.